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                     April 23, 2024

       Julie Whalen
       Chief Financial Officer
       Expedia Group, Inc.
       1111 Expedia Group Way W
       Seattle, WA 98119

                                                        Re: Expedia Group, Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-37429

       Dear Julie Whalen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation